Exhibit 3.51

CERTIFICATE OF FORMATION

OF

DYSON CREEK MINING COMPANY, LLC

1. The name of the united liability company is Dyson Creek Mining Company, 11C.

2. The address of its registered office in the State of Delaware is Corporation Trust Center, 1209 Orange Street, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Corporation Trust Company.

3. This Certificate of Formation shall be effective immediately upon tiling with the Secretary of State of Delaware.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Formation as of this , 11th day of December 2006.

By:	/s/ Joseph W. Bean
Joseph W. Bean, Authorized Person